CARDERO RESOURCE CORP.
(the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to section 11.3 of National Instrument 51-102)

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company held in Vancouver, British Columbia on April 4, 2014 (“Meeting”). Reference is made to the Management Information Circular of the Company dated February 25, 2014 (the “Circular”) for details on these matters, including any defined terms used in this report of voting results but not defined herein.

38,083,056 (32.48%) of the 117,266,887 outstanding common shares as at the record date were represented at the Meeting in person or by proxy. The report on the voting results is as follows:

1.           Appointment and Compensation of Auditors

By a resolution unanimously passed on a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as the auditors for the Company for the fiscal year ending October 31, 2014 and, in accordance with the Articles of the Company, the directors were authorized to fix the auditors’ remuneration.

The result of the proxy voting on this matter was as follows:

For:	36,128,193 shares (94.97%)
Withhold:	1,913,263 shares ( 5.03%)

2.           Election of Directors

By a resolution unanimously passed on a show of hands, the following 4 individuals were elected as the directors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until their successors are elected or appointed:

HENDRIK VAN ALPHEN
STEPHAN A. FITCH
LEONARD HARRIS
ROBERT VAN DOORN

The detailed proxy voting in respect of the election of directors was as follows:

Nominee	Votes FOR	Votes Withheld
HENDRIK VAN ALPHEN	19,991,386 (98.53%)	298,979 (1.47%)
STEPHAN A. FITCH	19,817,055 (97.67%)	473,310 (2.33%)
LEONARD HARRIS	19,822,055 (97.69%)	468,310 (2.31%)
ROBERT VAN DOORN	19,992,486 (98.53%)	297,879 (1.47%)

*Shares represented but not voted:	17,751,091 shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)

3.           Approval of Extension of Hunter Option

The following ordinary resolution was duly passed, upon the taking of a vote by ballot, by the shareholders present at the Meeting in person or by proxy: RESOLVED THAT the expiry date of an incentive stock option to purchase 350,000 common shares at a price of $0.78 held by Michael Hunter, the past President and Chief Executive Officer of the Company (the “Hunter Option”), be extended to September 27, 2014 (unless sooner exercised) notwithstanding that Mr. Hunter sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company.

The vote on the motion was as follows:

For the motion:	14,029,940	shares	(69.00%)
Against the motion:	6,302,025	shares	(31.00%)
*Shares represented but not voted:	17,751,091	shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)

4.           Approval of Matters Involving Robert C. Kopple

The following ordinary resolution was duly passed, upon the taking of a vote by ballot, by the shareholders present at the Meeting in person or by proxy (excluding the 6,601,095 common shares voted by Robert C. Kopple or his associates or affiliates):

RESOLVED THAT:

1.

the issuance of 5,029,165 Subsequent December Kopple Warrants to E.L. II Properties Trust and 5,029,165 Subsequent December Kopple Warrants to The Kopple Family Partnership, LP., and thereby resulting in the Company having made issuable, within a three month period, a number of common shares in excess of 25% of the number of common shares outstanding at the commencement of such three month period;

2.	the reduction in the exercise price, from $0.139 to $0.10, of the 38,417,398 December Kopple Warrants held by, or to be issued to, the Kopple Lenders;

3.

the extension of the expiry date of the Kopple Options to July 3, 2020 (unless sooner exercised) notwithstanding that Mr. Kopple sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company; and

4.

the exercise, by Mr. Robert C. Kopple, and any of his associates or affiliates, including, without limitation the Kopple Lenders, of the Kopple Option, the 28,359,066 August Kopple Warrants and the 38,417,396 December Kopple Warrants, which exercises may result in Robert C. Kopple, together with his associates and affiliates, holding in excess of 19.99% of the issued common shares of the Company, and the consequent creation of Robert C. Kopple as a control person of the Company, be and the same are each hereby authorized and approved.”

The vote on the motion was as follows:

For the motion:	13,060,197	shares	(95.12%)
Against the motion:	670,673	shares	( 4.88%)
*Shares represented but not voted:	17,751,091	shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)